UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Vital Images, Inc.

(Name of Subject Company)

Vital Images, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

92846N104

(CUSIP Number of Class of Securities)

Michael H. Carrel
President and Chief Executive Officer
Vital Images, Inc.
5850 Opus Parkway, Suite 300
Minnetonka, Minnesota 55343-4414
 (952) 487-9500

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

Copies To:

W. Morgan Burns
Jonathan L.H. Nygren
Faegre & Benson LLP
2200 Wells Fargo Center
90 South Seventh Street
Minneapolis, Minnesota 55402
(612) 766-7000

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on May 11, 2011 and amended by Amendment No. 1 to Schedule 14D-9 filed with the SEC on May 12, 2011 and by Amendment No. 2 to Schedule 14D-9 filed with the SEC on May 20, 2011  (as amended, the “Statement”) by Vital Images, Inc. (the “Company”). The Statement relates to the offer by Magenta Corporation (“Purchaser”), a Minnesota corporation and wholly owned subsidiary of Toshiba Medical Systems Corporation  (“TMSC”), a company formed under the laws of Japan and a wholly owned subsidiary of Toshiba Corporation, a company formed under the laws of Japan, to purchase all of the Company’s issued and outstanding shares of common stock, par value $0.01 per share, at a purchase price of $18.75 per share, in cash, net to the seller, without interest and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 11, 2011 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”, and together with the Offer to Purchase, the “Offer”). The Offer to Purchase and Letter of Transmittal were filed with the Statement as Exhibits (a)(1)(A) and (a)(1)(B) thereto.

The information set forth in the Statement remains unchanged, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Statement.

Item 8. Additional Information

Item 8 of the Statement is hereby amended and supplemented by revising and restating in its entirety the second paragraph of the subsection titled “Antitrust” to read as follows:

“Toshiba and the Company each filed a Premerger Notification and Report Form under the HSR Act with respect to the Offer with the Antitrust Division and the FTC on May 6, 2011.  On May 20, 2011, the FTC granted early termination of the required waiting period under the HSR Act applicable to the Offer. The early termination of the waiting period under the HSR Act satisfies one of the conditions of the Offer, which is that any waiting period (and any extensions thereof) under the HSR Act applicable to the Offer will have expired or been terminated. See “Section 15—Conditions of the Offer” in the Offer to Purchase.”

Item 9. Exhibits

Item 9 of the Statement is hereby amended and supplemented by adding thereto the following exhibit:

“(a)(5)(E)       Press Release issued by TMSC on May 23, 2011 (incorporated by reference to Exhibit (a)(5)(D) to Amendment No. 3 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by Toshiba, TMSC and Purchaser on May 23, 2011)”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Michael H. Carrel
Name: Michael H. Carrel
Title: President and Chief Executive Officer
Date: May 23, 2011